United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

VALE

Interim Financial Statements
June 30, 2022

IFRS in US$

Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated balance sheet of Vale S.A. and its subsidiaries (“Company”) as of June 30, 2022, and the related consolidated income statement, statement of comprehensive income and cash flows for the three and six-month periods ended June 30, 2022 and 2021, and the consolidated statement of changes in equity for the six-month periods ended June 30, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2021, and the related consolidated income statement and statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated February 24, 2022, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

July 28, 2022

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2022	2021	2022	2021
Continuing operations
Net operating revenue	4(d)	11,157	16,514	21,969	29,067
Cost of goods sold and services rendered	5(a)	(5,950)	(5,465)	(10,572)	(9,763)
Gross profit		5,207	11,049	11,397	19,304

Operating expenses
Selling and administrative	5(b)	(127)	(132)	(248)	(236)
Research and development		(151)	(139)	(272)	(237)
Pre-operating and operational stoppage	23	(111)	(191)	(265)	(336)
Brumadinho event and de-characterization of dams	21 and 23	(280)	(185)	(440)	(300)
Other operating expenses, net	5(c)	(165)	(75)	(271)	(90)
		(834)	(722)	(1,496)	(1,199)
Impairment reversal (impairment and disposals) of non-current assets, net	13(b) and 14	(82)	(41)	990	(158)
Operating income		4,291	10,286	10,891	17,947

Financial income	6	137	76	287	134
Financial expenses	6	(372)	(267)	(667)	(611)
Other financial items, net	6	1,056	580	959	788
Equity results and other results in associates and joint ventures	13 and 22	(56)	(443)	155	(444)
Income before income taxes		5,056	10,232	11,625	17,814

Income taxes	7
Current tax		(1,181)	(1,201)	(1,434)	(2,716)
Deferred tax		270	(872)	(1,568)	(1,167)
		(911)	(2,073)	(3,002)	(3,883)

Net income from continuing operations		4,145	8,159	8,623	13,931
Net income attributable to noncontrolling interests		52	12	74	24
Net income from continuing operations attributable to Vale's stockholders		4,093	8,147	8,549	13,907

Discontinued operations	14(a)
Net income (loss) from discontinued operations		2,058	(622)	2,060	(917)
Loss attributable to noncontrolling interests		-	(61)	-	(142)
Net income (loss) from discontinued operations attributable to Vale's stockholders		2,058	(561)	2,060	(775)

Net income		6,203	7,537	10,683	13,014
Net income (loss) attributable to noncontrolling interests		52	(49)	74	(118)
Net income attributable to Vale's stockholders		6,151	7,586	10,609	13,132

Basic and diluted earnings per share attributable to Vale's stockholders:	8
Common share (US$)		1.32	1.49	2.24	2.57

As described in note 14, the coal segment is presented in these interim financial statements as discontinued operation. Therefore, comparative financial information for the period ended June 30, 2021 has been restated to reflect the sale of the coal operation.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income	6,203	7,537	10,683	13,014
Other comprehensive income:
Items that will not be reclassified to income statement
Translation adjustments	(3,616)	5,233	2,328	1,885
Employee post-retirement obligations (note 26)	111	25	143	316
Fair value adjustment to investment in equity securities (i)	-	(82)	-	193
	(3,505)	5,176	2,471	2,394
Items that may be reclassified to income statement
Translation adjustments	703	(2,762)	(1,049)	(756)
Net investment hedge (note 17)	(145)	202	74	42
Cash flow hedge (note 17)	312	(35)	8	(26)
Reclassification of cumulative translation adjustment to income statement (notes 13b and 14a)	(3,072)	(424)	(3,222)	(1,542)
	(2,202)	(3,019)	(4,189)	(2,282)
Total comprehensive income	496	9,694	8,965	13,126

Comprehensive income (loss) attributable to noncontrolling interests	46	(47)	68	(116)
Comprehensive income attributable to Vale's stockholders	450	9,741	8,897	13,242

(i) Fair value adjustment to shares received as part of the consideration for the sale of Vale’s fertilizer business to The Mosaic Company. In November 2021, the Company sold all shares for US$1,259 in a block trade.

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Cash flow from operations (a)	5,738	9,791	11,269	18,862
Interest on loans and borrowings paid (note 20)	(277)	(138)	(456)	(426)
Cash received (paid) on settlement of derivatives, net (note 17)	(42)	60	(118)	(139)
Payments related to Brumadinho event (note 21)	(319)	(224)	(383)	(289)
Payments related to de-characterization of dams (note 23)	(83)	(79)	(152)	(163)
Interest on participative stockholders' debentures paid (note 19)	(235)	(193)	(235)	(193)
Income taxes (including settlement program)	(1,213)	(1,280)	(3,790)	(2,444)
Net cash provided by operating activities from continuing operations	3,569	7,937	6,135	15,208
Net cash provided (used) in operating activities from discontinued operations (note 14a)	-	(211)	41	(460)
Net cash provided by operating activities	3,569	7,726	6,176	14,748

Cash flow from investing activities:
Capital expenditures	(1,293)	(1,103)	(2,429)	(2,083)
Disbursement on VNC sale (note 13b)	-	-	-	(555)
Proceeds from sale of CSI (note 13b)	-	-	437	-
Dividends received from associates and joint ventures (note 13)	71	43	136	43
Short-term investment	101	543	103	(173)
Other investments activities, net	48	(190)	48	(325)
Net cash used in investing activities from continuing operations	(1,073)	(707)	(1,705)	(3,093)
Net cash used in investing activities from discontinued operations (note 14a)	(65)	(2,380)	(103)	(2,340)
Net cash used in investing activities	(1,138)	(3,087)	(1,808)	(5,433)

Cash flow from financing activities:
Loans and borrowings from third parties (note 20)	200	10	625	300
Payments of loans and borrowings from third parties (note 20)	(1,433)	(179)	(1,828)	(1,412)
Payments of leasing (note 20)	(57)	(46)	(98)	(97)
Dividends and interest on capital paid to stockholders (note 27c)	-	(2,208)	(3,480)	(6,092)
Dividends and interest on capital paid to noncontrolling interest	(4)	(3)	(7)	(6)
Share buyback program (note 27d)	(2,596)	(2,004)	(4,384)	(2,004)
Net cash used in financing activities from continuing operations	(3,890)	(4,430)	(9,172)	(9,311)
Net cash used in financing activities from discontinued operations (note 14a)	-	(3)	(11)	(7)
Net cash used in financing activities	(3,890)	(4,433)	(9,183)	(9,318)

Increase (reduction) in cash and cash equivalents	(1,459)	206	(4,815)	(3)
Cash and cash equivalents at the beginning of the period	9,061	12,883	11,721	13,487
Effect of exchange rate changes on cash and cash equivalents	(417)	560	290	165
Cash and cash equivalents from subsidiaries sold, net (note 14b)	-	-	(11)	-
Cash and cash equivalents at end of the period	7,185	13,649	7,185	13,649

Cash flow from operating activities:
Income before taxation	5,056	10,232	11,625	17,814
Adjusted for:	-	-	-	-
Equity results and other results in associates and joint ventures (note 13)	56	443	(155)	444
Impairment and disposals (impairment reversal) of non-current assets, net (note 14)	82	41	(990)	158
Provisions for Brumadinho (note 21)	126	-	126	-
Provision for de-characterization of dams (note 23)	-	-	37	-
Depreciation, depletion and amortization	810	832	1,496	1,563
Financial results, net (note 6)	(821)	(389)	(579)	(311)
Changes in assets and liabilities:	-	-	-	-
Accounts receivable (note 9)	902	(1,101)	1,779	301
Inventories (note 10)	(305)	(147)	(609)	(338)
Suppliers and contractors (note 11) (i)	432	334	(240)	32
Payroll and other compensation	73	79	(255)	(204)
Other assets and liabilities, net	(673)	(533)	(966)	(597)
Cash flow from operations (a)	5,738	9,791	11,269	18,862

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	17	14	31	30

(i) Includes variable lease payments.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Balance Sheet

In millions of United States dollars

	Notes	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	20	7,185	11,721
Short-term investments	20	48	184
Accounts receivable	9	2,148	3,914
Other financial assets	12	229	111
Inventories	10	5,154	4,377
Recoverable taxes	7(e)	744	862
Other		240	215
		15,748	21,384

Non-current assets held for sale	14	274	976
		16,022	22,360
Non-current assets
Judicial deposits	25(c)	1,328	1,220
Other financial assets	12	210	143
Recoverable taxes	7(e)	1,147	935
Deferred income taxes	7(a)	10,360	11,441
Other		886	650
		13,931	14,389

Investments in associates and joint ventures	13	1,791	1,751
Intangible	15	9,448	9,011
Property, plant, and equipment	16	43,166	41,931
		68,336	67,082
Total assets		84,358	89,442

Liabilities
Current liabilities
Suppliers and contractors	11	3,664	3,475
Loans, borrowings, and leases	20	935	1,204
Other financial liabilities	12	1,584	1,962
Taxes payable	7(e)	331	2,177
Settlement program ("REFIS")	7(c)	356	324
Liabilities related to associates and joint ventures	22	1,783	1,785
Provisions	24	835	1,045
Liabilities related to Brumadinho	21	1,060	1,156
De-characterization of dams and asset retirement obligations	23	692	621
Other		750	1,094
		11,990	14,843
Liabilities associated with non-current assets held for sale	14	127	355
		12,117	15,198
Non-current liabilities
Loans, borrowings, and leases	20	11,673	12,578
Participative stockholders' debentures	19	3,219	3,419
Other financial liabilities	12	1,820	2,571
Settlement program ("REFIS")	7(c)	1,976	1,964
Deferred income taxes	7(a)	1,759	1,881
Provisions	24	2,477	3,419
Liabilities related to Brumadinho	21	2,620	2,381
De-characterization of dams and asset retirement obligations	23	6,238	7,482
Liabilities related to associates and joint ventures	22	1,603	1,327
Streaming transactions		1,637	1,779
Other		237	137
		35,259	38,938
Total liabilities		47,376	54,136

Stockholders' equity	27
Equity attributable to Vale's stockholders		35,500	34,472
Equity attributable to noncontrolling interests		1,482	834
Total stockholders' equity		36,982	35,306
Total liabilities and stockholders' equity		84,358	89,442

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2021	61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income	-	-	-	-	-	-	10,609	10,609	74	10,683
Other comprehensive income	-	-	1,165	-	134	(3,011)	-	(1,712)	(6)	(1,718)
Dividends and interest on capital of Vale's stockholders (note 27c)	-	-	(3,500)	-	-	-	-	(3,500)	-	(3,500)
Dividends of noncontrolling interests	-	-	-	-	-	-	-	-	(5)	(5)
Derecognition of noncontrolling interests	-	-	-	-	-	-	-	-	585	585
Share buyback (note 27d)	-	-	-	(4,384)	-	-	-	(4,384)	-	(4,384)
Share-based payment	-	-	-	-	(4)	-	-	(4)	-	(4)
Treasury shares used and cancelled (note 27b)	-	-	(2,830)	2,849	-	-	-	19	-	19
Balance at June 30, 2022	61,614	1,139	10,537	(7,114)	(1,830)	(39,455)	10,609	35,500	1,482	36,982

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2020	61,614	1,139	7,042	(2,441)	(2,056)	(29,554)	-	35,744	(923)	34,821
Net income (loss)	-	-	-	-	-	-	13,132	13,132	(118)	13,014
Other comprehensive income	-	-	9	-	518	(417)	-	110	2	112
Dividends and interest on capital of Vale's stockholders	-	-	(4,319)	-	-	-	(724)	(5,043)	-	(5,043)
Dividends of noncontrolling interests	-	-	-	-	-	-	-	-	(24)	(24)
Acquisitions and derecognition of noncontrolling interests	-	-	-	-	(331)	-	-	(331)	1,761	1,430
Share buyback (note 27d)	-	-	-	(2,004)	-	-	-	(2,004)	-	(2,004)
Share-based payment	-	-	-	-	46	-	-	46	-	46
Treasury shares used (note 27b)	-	-	-	7	-	-	-	7	-	7
Balance at June 30, 2021	61,614	1,139	2,732	(4,438)	(1,823)	(29,971)	12,408	41,661	698	42,359

The accompanying notes are an integral part of these interim financial statements.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.               Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, and (iii) copper, used in the construction sector to produce pipes and electrical wires. Vale also produces platinum group metals, gold, silver, and cobalt as by-products and operates a railroad and port logistics system in Brazil to outflow its production. Most of the Company’s products are sold to international markets by Vale International S.A. (“VISA”), a trading company located in Switzerland.

In addition, the Company has equity investments and assets with the objective of reducing energy costs, minimizing the risk of shortages and meeting its energy consumption needs through renewable sources.

Vale also produced thermal and metallurgical coal, which has been sold in the current quarter and is presented in these interim financial statements as a “discontinued operation” (note 14a).

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of interim financial statements

The consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2021. Accounting policies, accounting estimates and judgments, management of risk and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Executive Committee on July 28, 2022.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2022	December 31, 2021	2022	2021	2022	2021
US Dollar ("US$")	5.2380	5.5805	4.9265	5.2907	5.0783	5.3862
Canadian dollar ("CAD")	4.0699	4.3882	3.8573	4.3096	3.9937	4.3209
Euro ("EUR")	5.4842	6.3210	5.2409	6.3789	5.5568	6.4902

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Russia-Ukraine conflict

The Company’s business is subject to external risk factors related to our global operations and the global profile of our client portfolio and supply chains. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions in connection with the military conflict between Russia and Ukraine.

The resulting economic sanctions imposed by the United States, Canada, the European Union, the UK and other countries as a direct consequence of this conflict may continue to significantly impact supply chains, lead to market disruptions including significant volatility in commodities’ prices and bring heightened near-term uncertainty to the global financial system, including through instability of credit and of capital markets.

At this time, the effects of the Russia-Ukraine conflict have not caused significant impacts on the Company’s operations nor on the fair value of its assets and liabilities. However, escalation of the Russia-Ukraine conflict may adversely affect the Company’s business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chains, shipping, and regulatory and contractual uncertainty, and increased geopolitical tensions around the world.

3.       Significant events of the current period

Balance Sheet, Cash Flows and Income Statement were particularly affected by the following events and transactions during the three-month period ended June 30, 2022:

Sale of the Coal operation (note 14a). In April 2022, the Company concluded the sale of the Coal operation to Vulcan Resources for a total consideration of US$270. Following the completion of the transaction, the Company recorded an income of US$2,058 from discontinued operations, mainly due to the reclassification of the cumulative translation adjustments of US$3,072, which was partially offset by the derecognition of the carrying value of noncontrolling interest in the amount of US$585 and impairment of US$429.

Share buyback program (note 27d). In May 2022, the Company concluded its share buyback program by the way of acquiring 178,815,500 common shares, corresponding to the total amount of US$3,251. The Company also approved a new share buyback program to repurchase 500,000,000 common shares and their respective ADRs. Under the current program in place, Vale has already repurchased 70,443,798 common shares, corresponding to a total amount of US$1,133.

Bond tender offers (note 20d). In June 2022, the Company repurchased US$1,291 of its Bonds and paid a premium of US$113, which has been recorded and is presented as “Bond premium repurchase” under the financial results.

Sale of Midwestern System assets (note 14c). In July 2022 (subsequent event), the Company concluded the sale of the Midwestern System to J&F Mineração Ltda. (“J&F”) and received US$150, in addition to transferring to J&F the obligations related to the take-or-pay logistics contracts.

Stockholder’s remuneration (note 27c). In July 2022 (subsequent event), the Company approved dividends to its shareholders in the amount of US$3,000, which will be paid in September 2022.

Cancellation of common shares held in treasury (note 27b). In July 2022 (subsequent event), the Company approved the cancellation of 220,150,800 common shares held in treasury.

Sale of Companhia Siderúrgica do Pecém (“CSP”). In July 2022 (subsequent event), the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal for the sale of CSP for approximately US$2,200, which will be used in full on the prepayment of CSP’s outstanding net debt of approximately US$2,300. The Company does not expect any material impact at closing, which is expected to occur in 2022, subject to customary regulatory approvals.

4.       Information by business segment and geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal (presented as discontinued operations). The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company allocates to “Other” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Costs related to the Brumadinho event are allocated to "Other" as well.

In 2022, the Company has allocated the financial information of the Midwestern System to “Other” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Ferrous Minerals business segment due to the binding agreement to sell this operation. The comparative information was reclassified to reflect the revision in the allocation criteria.

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets, net.

	Three-month period ended June 30, 2022
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	7,113	(2,971)	(48)	(45)	(74)	-	3,975
Iron ore pellets	1,780	(707)	2	-	(6)	71	1,140
Other ferrous products and services	132	(93)	-	(1)	(6)	-	32
	9,025	(3,771)	(46)	(46)	(86)	71	5,147

Base metals
Nickel and other products	1,547	(929)	(12)	(26)	-	-	580
Copper	328	(268)	(3)	(31)	(3)	-	23
	1,875	(1,197)	(15)	(57)	(3)	-	603

Brumadinho event and de-characterization of dams	-	-	(280)	-	-	-	(280)
Other (i)	257	(205)	(219)	(48)	(1)	-	(216)
Total	11,157	(5,173)	(560)	(151)	(90)	71	5,254

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$49.

	Three-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	12,081	(2,744)	(60)	(43)	(74)	-	9,160
Iron ore pellets	1,947	(520)	2	-	(13)	22	1,438
Other ferrous products and services	150	(110)	-	(1)	(4)	-	35
	14,178	(3,374)	(58)	(44)	(91)	22	10,633

Base metals
Nickel and other products	1,492	(959)	(25)	(18)	(60)	-	430
Copper	688	(229)	(1)	(21)	(1)	-	436
	2,180	(1,188)	(26)	(39)	(61)	-	866

Brumadinho event and de-characterization of dams	-	-	(185)	-	-	-	(185)
COVID-19	-	-	(16)	-	-	-	(16)
Other (i)	156	(120)	(97)	(56)	-	21	(96)
Total of continuing operations	16,514	(4,682)	(382)	(139)	(152)	43	11,202

Discontinued operations - Coal	161	(323)	-	(2)	-	-	(164)

Total	16,675	(5,005)	(382)	(141)	(152)	43	11,038

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$47.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Six-month period ended June 30, 2022
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	14,368	(5,090)	(103)	(79)	(187)	-	8,909
Iron ore pellets	3,144	(1,233)	7	(1)	(11)	71	1,977
Other ferrous products and services	247	(171)	(2)	(2)	(9)	-	63
	17,759	(6,494)	(98)	(82)	(207)	71	10,949

Base metals
Nickel and other products	3,005	(1,838)	(20)	(42)	-	-	1,105
Copper	802	(495)	3	(56)	(5)	-	249
	3,807	(2,333)	(17)	(98)	(5)	-	1,354

Brumadinho event and de-characterization of dams	-	-	(440)	-	-	-	(440)
Other (i)	403	(323)	(381)	(92)	(2)	-	(395)
Total of continuing operations	21,969	(9,150)	(936)	(272)	(214)	71	11,468

Discontinued operations - Coal	448	(264)	(12)	(1)	-	-	171

Total	22,417	(9,414)	(948)	(273)	(214)	71	11,639

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$77.

	Six-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and development	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	21,141	(4,771)	(83)	(76)	(165)	-	16,046
Iron ore pellets	3,155	(903)	31	(1)	(26)	22	2,278
Other ferrous products and services	293	(199)	1	(1)	(8)	-	86
	24,589	(5,873)	(51)	(78)	(199)	22	18,410

Base metals
Nickel and other products	2,926	(1,730)	(35)	(29)	(60)	-	1,072
Copper	1,242	(395)	(1)	(39)	(2)	-	805
	4,168	(2,125)	(36)	(68)	(62)	-	1,877

Brumadinho event and de-characterization of dams	-	-	(300)	-	-	-	(300)
COVID-19	-	-	(18)	-	-	-	(18)
Other (i)	310	(294)	(202)	(91)	(2)	21	(258)
Total of continuing operations	29,067	(8,292)	(607)	(237)	(263)	43	19,711

Discontinued operations - Coal	253	(652)	2	(4)	-	78	(323)

Total	29,320	(8,944)	(605)	(241)	(263)	121	19,388

(i) Includes the reclassification of the EBITDA of Midwestern System in the amount of US$82.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Adjusted EBITDA is reconciled to net income as follows:

Continuing operations

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income from continuing operations attributable to Vale's stockholders	4,093	8,147	8,549	13,907
Net income attributable to noncontrolling interests	52	12	74	24
Net income	4,145	8,159	8,623	13,931
Depreciation, depletion and amortization	810	832	1,496	1,563
Income taxes	911	2,073	3,002	3,883
Financial results	(821)	(389)	(579)	(311)
Equity results and other results in associates and joint ventures	56	443	(155)	444
Dividends received from associates and joint ventures	71	43	71	43
Impairment and disposals (impairment reversal) of non-current assets, net	82	41	(990)	158
Adjusted EBITDA from continuing operations	5,254	11,202	11,468	19,711

Discontinued operations (Coal)

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income (loss) from discontinued operations attributable to Vale's stockholders	2,058	(561)	2,060	(775)
Loss attributable to noncontrolling interests	-	(61)	-	(142)
Net income (loss)	2,058	(622)	2,060	(917)
Depreciation, depletion and amortization	-	17	-	17
Income taxes	-	-	2	-
Financial results	(3,072)	(385)	(3,065)	(386)
Derecognition of noncontrolling interest	585	-	585	-
Equity results in associates and joint ventures	-	11	-	26
Dividends received and interest from associates and joint ventures (i)	-	-	-	78
Impairment of non-current assets, net	429	815	589	859
Adjusted EBITDA from discontinued operations	-	(164)	171	(323)

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)       Assets by segment

	June 30, 2022			December 31, 2021
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible
Ferrous minerals	2,436	1,225	31,157	2,186	1,113	28,988
Base metals	1,828	18	19,500	1,384	17	20,127
Other	-	548	1,957	21	621	1,827
Total	4,264	1,791	52,614	3,591	1,751	50,942

	Three-month period ended June 30,
	2022			2021
	Capital expenditures			Capital expenditures
	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization	Sustaining capital (i) (ii)	Project execution	Depreciation, depletion and amortization (ii)
Ferrous minerals	477	199	497	531	113	446
Base metals	343	90	299	357	69	367
Other	24	160	14	5	28	19
Total	844	449	810	893	210	832

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Six-month period ended June 30,
	2022			2021
	Capital expenditures			Capital expenditures
	Sustaining capital (i)	Project execution	Depreciation, depletion and amortization	Sustaining capital (i) (ii)	Project execution	Depreciation, depletion and amortization (ii)
Ferrous minerals	976	381	913	1,056	195	838
Base metals	613	157	555	648	137	684
Other	54	248	28	17	30	41
Total	1,643	786	1,496	1,721	362	1,563

(i) According to the Company's remuneration policy, the sustaining capital investments are deducted from the 30% of the adjusted EBITDA. The calculation also considers the current investment of discontinued coal operations, which was US$38 for the six-month period ended June 30, 2022 (2021: US$65).

(ii) The sustaining capital investments related to the Midwestern System were reclassified for the three and six-month periods ended June 30, 2021 in the amounts of US$4 and US$5, respectively. Depreciation, depletion and amortization were reclassified for the same periods in the amounts of US$9 and US$14, respectively.

c) Assets by geographic area

	June 30, 2022				December 31, 2021
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,773	7,514	26,120	35,407	1,730	7,050	23,793	32,573
Canada	-	1,931	11,392	13,323	-	1,958	12,441	14,399
Americas, except Brazil and Canada	-	-	32	32	-	-	3	3
Europe	-	-	778	778	-	-	739	739
Indonesia	-	1	2,702	2,703	-	1	2,723	2,724
Asia, except Indonesia and China	18	-	817	835	21	-	874	895
China	-	1	22	23	-	2	21	23
Oman	-	1	1,303	1,304	-	-	1,337	1,337
Total	1,791	9,448	43,166	54,405	1,751	9,011	41,931	52,693

d) Net operating revenue by geographic area

The Company's sales revenue decreased in relation to the previous semester mainly due to the decline in the international price of iron ore, which resulted in a 26.7% decrease in the average price per ton realized by the Company during this period.

	Three-month period ended June 30, 2022
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	136	111	76	323
United States of America	47	427	-	474
Germany	92	223	-	315
Europe, except Germany	606	505	-	1,111
Middle East, Africa, and Oceania	656	6	26	688
Japan	812	202	-	1,014
China	4,902	200	-	5,102
Asia, except Japan and China	677	184	47	908
Brazil	1,097	17	108	1,222
Net operating revenue	9,025	1,875	257	11,157

	Three-month period ended June 30, 2021
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	197	130	51	378
United States of America	161	288	-	449
Germany	154	463	-	617
Europe, except Germany	988	581	-	1,569
Middle East, Africa, and Oceania	672	7	-	679
Japan	943	119	-	1,062
China	8,665	264	-	8,929
Asia, except Japan and China	987	315	-	1,302
Brazil	1,411	13	105	1,529
Net operating revenue	14,178	2,180	156	16,514

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Six-month period ended June 30, 2022
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	266	277	125	668
United States of America	74	713	-	787
Germany	221	602	-	823
Europe, except Germany	1,142	923	-	2,065
Middle East, Africa, and Oceania	1,150	9	26	1,185
Japan	1,482	393	-	1,875
China	10,001	490	-	10,491
Asia, except Japan and China	1,310	368	47	1,725
Brazil	2,113	32	205	2,350
Net operating revenue	17,759	3,807	403	21,969

	Six-month period ended June 30, 2021
	Ferrous minerals	Base metals	Other	Total
Americas, except United States and Brazil	377	224	94	695
United States of America	259	573	-	832
Germany	323	929	-	1,252
Europe, except Germany	1,579	1,287	-	2,866
Middle East, Africa, and Oceania	943	7	-	950
Japan	1,470	215	-	1,685
China	15,458	424	-	15,882
Asia, except Japan and China	1,769	473	-	2,242
Brazil	2,411	36	216	2,663
Net operating revenue	24,589	4,168	310	29,067

5.       Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Personnel	457	427	838	810
Materials and services	855	725	1,534	1,357
Fuel oil and gas	353	237	637	425
Maintenance	806	749	1,433	1,373
Royalties	279	352	488	603
Energy	180	158	332	300
Acquisition of products	674	691	1,135	1,034
Depreciation, depletion and amortization	777	783	1,422	1,471
Freight	1,175	991	2,002	1,773
Other	394	352	751	617
Total	5,950	5,465	10,572	9,763

Cost of goods sold	5,800	5,323	10,289	9,487
Cost of services rendered	150	142	283	276
Total	5,950	5,465	10,572	9,763

b)       Selling and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Selling	24	24	43	41
Personnel	44	52	98	99
Services	30	22	52	39
Depreciation and amortization	12	10	23	19
Other	17	24	32	38
Total	127	132	248	236

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Other operating expenses, net

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Asset retirement obligations	40	-	40	-
Provision for litigations	48	28	64	44
Profit sharing program	19	52	67	75
COVID-19 expenses	-	16	-	18
Other	58	(21)	100	(47)
Total	165	75	271	90

6.        Financial results

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Financial income
Short-term investments	121	41	250	68
Other	16	35	37	66
	137	76	287	134
Financial expenses
Loans and borrowings gross interest	(162)	(160)	(323)	(348)
Capitalized loans and borrowing costs	17	14	31	30
Interest on REFIS	(39)	(10)	(71)	(17)
Interest on lease liabilities (note 20d)	(16)	(15)	(32)	(33)
Bond premium repurchase (note 20d)	(113)	-	(113)	(63)
Other	(59)	(96)	(159)	(180)
	(372)	(267)	(667)	(611)
Other financial items, net
Net foreign exchange gains (losses)	464	(374)	(353)	(61)
Participative stockholders' debentures (note 19) (i)	537	(278)	288	(1,261)
Financial guarantees (i)	356	401	479	364
Derivative financial instruments (note 17)	(270)	856	591	417
Reclassification of cumulative translation adjustments to the income statement (note 13b)	-	-	-	1,132
Indexation gains, net	(31)	(25)	(46)	197
	1,056	580	959	788
Total	821	389	579	311

(i) These lines were reclassified from the prior period in order to present “Financial expenses” and “Other financial items, net” in similar line items from period to period.

a) Financial guarantees

As of June 30, 2022, the total guarantees granted by the Company (within the limit of its direct or indirect interest) to certain associates and joint ventures totaled US$1,545 (December 31, 2021: US$1,513). The fair value of these financial guarantees in the amount of US$105 (December 31, 2021: US$542) is recorded as “Other non-current liabilities”.

7.        Taxes

a) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2021	11,441	1,881	9,560
Tax effect in the income statement	(1,524)	44	(1,568)
Translation adjustment	651	(1)	652
Other comprehensive income	(25)	47	(72)
Transfers between assets and liabilities	(183)	(183)	-
Other	-	(29)	29
Balance at June 30, 2022	10,360	1,759	8,601

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	10,335	1,770	8,565
Tax effect in the income statement	(1,130)	37	(1,167)
Translation adjustment	196	43	153
Other comprehensive income	(63)	135	(198)
Balance at June 30, 2021	9,338	1,985	7,353

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Income before income taxes	5,056	10,232	11,625	17,814
Income taxes at statutory rate – 34%	(1,719)	(3,479)	(3,953)	(6,057)
Adjustments that affect the taxes basis:
Tax incentives	565	1,163	1,059	1,618
Equity results	22	40	30	35
Monetary exchange variation on tax losses carryforward	211	(177)	(444)	(39)
Other	10	380	306	560
Income taxes	(911)	(2,073)	(3,002)	(3,883)

c)	Income taxes - Settlement program (“REFIS”)

	June 30, 2022	December 31, 2021
Current liabilities	356	324
Non-current liabilities	1,976	1,964
REFIS liabilities	2,332	2,288

SELIC rate	13.25%	9.25%

It mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2021 financial statements.

e) Recoverable and payable taxes

			June 30, 2022			December 31, 2021
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax	264	-	30	217	11	162
Brazilian federal contributions	389	669	13	520	511	12
Income taxes	80	478	141	113	413	1,861
Financial compensation for the exploration of mineral resources - CFEM	-	-	76	-	-	59
Other	11	-	71	12	-	83
Total	744	1,147	331	862	935	2,177

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

8.        Basic and diluted earnings (loss) per share

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income attributable to Vale's stockholders
Net income from continuing operations	4,093	8,147	8,549	13,907
Net income (loss) from discontinued operations	2,058	(561)	2,060	(775)
	6,151	7,586	10,609	13,132

Thousands of shares
Weighted average number of common shares outstanding	4,668,739	5,097,908	4,737,806	5,113,959
Weighted average number of common shares outstanding and potential ordinary shares	4,673,377	5,102,332	4,742,444	5,118,383

Basic and diluted earnings per share from continuing operations:
Common share (US$)	0.88	1.60	1.80	2.72
Basic and diluted earnings (loss) per share from discontinued operations:
Common share (US$)	0.44	(0.11)	0.43	(0.15)
Basic and diluted earnings per share:
Common share (US$)	1.32	1.49	2.24	2.57

9.       Accounts receivable

	June 30, 2022	December 31, 2021
Receivables from contracts with customers
Related parties (note 28)	133	109
Third parties
Ferrous minerals	1,441	3,023
Base metals	594	668
Other	21	162
Accounts receivable	2,189	3,962
Expected credit loss	(41)	(48)
Accounts receivable, net	2,148	3,914

No customer individually represented 10% or more of the Company’s accounts receivable or revenues for both periods presented above.

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel and copper prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 17). The selling price of these products can be measured reliably at each period since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	June 30, 2022
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on revenue
Iron ore	12,893	112.8	+/- 10%	+/- 145
Copper	57	9,956.3	+/- 10%	+/- 57

10.       Inventories

	June 30, 2022	December 31, 2021
Finished products	3,383	2,795
Work in progress	906	820
Consumable inventory	972	857

Allowance to net realizable value	(107)	(95)
Total	5,154	4,377

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11.       Suppliers and contractors

	June 30, 2022	December 31, 2021
Third parties - Brazil	1,625	1,766
Third parties - Abroad	1,811	1,620
Related parties (note 28)	228	89
Total	3,664	3,475

12.        Other financial assets and liabilities

	Current		Non-current
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Other financial assets
Restricted cash	-	-	81	117
Derivative financial instruments (note 17a)	229	111	123	20
Investments in equity securities	-	-	6	6
	229	111	210	143
Other financial liabilities
Derivative financial instruments (note 17a)	172	243	378	592
Other financial liabilities - Related parties (note 28)	171	393	-	-
Financial guarantees provided (note 6a) (i)	-	-	105	542
Liabilities related to the concession grant	754	760	1,337	1,437
Contract liability	487	566	-	-
	1,584	1,962	1,820	2,571

(i) In July 2022 (subsequent event), the Company signed a binding agreement with ArcelorMittal for the sale of CSP. At the closing, CSP's net debt will be settled and the financial liability related to the guarantee granted will be derecognised by Vale.

a) Liabilities related to the concession grant

On April 14, 2022, the Company prepaid US$168 of its concession grant obligation related to the Estrada de Ferro Carajás ("EFC") as approved by the Board of Directors on October 28, 2021. The outstanding balance will be settled in quarterly installments until 2057.

		Liability		Discount rate
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Concession grant	468	586	11.04%	11.04%
Midwestern Integration Railway ("FICO")	1,261	1,206	5.73%	5.29%
Infrastructure program	336	343	5.78%	5.43%
West-East Integration Railway ("FIOL")	26	62	8.45%	5.81%
Total	2,091	2,197

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.       Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2022	December 31, 2021	2022	2021	2022	2021	2022	2021	2022	2021
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	24	21	-	1	1	3	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	74	51	10	10	22	16	10	2	10	2
Companhia Hispano-Brasileira de Pelotização	50.89	50.89	40	38	-	-	-	-	1	7	1	7
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	59	48	12	9	13	13	19	6	19	6
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	139	129	12	9	22	13	41	7	41	7
MRS Logística S.A.	48.16	46.75	474	418	20	19	30	36	-	-	-	-
Samarco Mineração S.A. (note 22)	50.00	50.00	-	-	-	-	-	-	-	-	-	-
VLI S.A.	29.60	29.60	415	408	(2)	7	(20)	(8)	-	-	-	-
			1,225	1,113	52	55	68	73	71	22	71	22
Base metals
Korea Nickel Corp.	25.00	25.00	18	17	1	-	3	-		-	-	-
			18	17	1	-	3	-	-	-	-	-
Other
Aliança Geração de Energia S.A.	55.00	55.00	383	367	8	7	16	17	-	21	-	21
Aliança Norte Energia Participações S.A.	51.00	51.00	109	105	(1)	(2)	(3)	(3)	-	-	-	-
California Steel Industries, Inc. (note 13b)	50.00	50.00	-	-	-	48	-	61	-	-	65	-
Companhia Siderúrgica do Pecém ("CSP")	50.00	50.00	-	99	-	-	-	(42)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	-	-	-	7	-	(3)	-	-	-	-
Other	-	-	56	50	1	1	3	-	-	-	-	-
			548	621	8	61	16	30	-	21	65	21
Total			1,791	1,751	61	116	87	103	71	43	136	43

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Changes in the period

	2022	2021
Balance at January 1,	1,751	2,031
Capital contributions to CSP	-	42
Translation adjustment	111	70
Equity results	87	103
Dividends declared	(48)	(49)
Equity results reclassified to discontinued operations (note 14a)	-	(26)
Other	(110)	26
Balance at June 30,	1,791	2,197

b) Acquisitions and divestitures

California Steel Industries (“CSI”): In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$297 for the six-month period ended June 30, 2022, as “Equity results and other results in associates and joint ventures”, of which US$147 relates to a gain from the sale and US$150 is due to the reclassification of the cumulative translation adjustments from the stockholders’ equity to the income statement.

Corporate Venture Capital: In June 2022, the Company created a corporate venture capital initiative (“Vale Ventures”) to invest in global startups involved in sustainable mining initiatives, with a capital investment of US$100. The purpose of Vale Ventures is to acquire minority stakes in startups focused on decarbonization in the mining value chain, zero-waste mining, energy transition metals and other technologies.

Vale Nouvelle-Calédonie S.A.S. (“VNC”): In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to Prony Resources consortium. With the final agreement signed in March 2021, the Company recorded a loss in the amount of US$98, presented as “Impairment reversal (impairment and disposals) of non-current assets, net” in the income statement for the period ended June 30, 2021. In the same period, the Company also recorded a gain of US$1,132 due to the cumulative translation adjustments reclassification from the stockholders’ equity to the income statement as “Other financial items, net”.

14.       Non-current assets and liabilities held for sales and discontinued operations

	June 30, 2022	December 31, 2021
	Midwestern System assets	Coal (Discontinued operation)	Manganese assets	Other	Total
Assets
Accounts receivable	30	-	11	-	11
Inventories	5	167	12	-	179
Taxes	15	364	17	-	381
Investments	-	-	-	377	377
Property, plant and equipment	214	-	-	6	6
Other assets	10	21	1	-	22
	274	552	41	383	976

Liabilities
Suppliers and contractors	39	110	10	-	120
Other liabilities	88	232	3	-	235
	127	342	13	-	355

Net assets held for sale	147	210	28	383	621

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Coal (Discontinued operation)

In June 2021, in preparation for a sale of the coal operation, in connection with the sustainable strategic mining agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”). Following the acquisition of Mitsui’s stakes, and therefore, the simplification of the governance, the Company started the process of divesting its participation in the coal business.

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly known as Vulcan Minerals - “Vulcan”) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of US$270, in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred.

Therefore, in 2021 the Company adjusted the net assets of the coal business to the fair value less costs of disposal, resulting in impairment losses, and started presenting the coal segment as a discontinued operation starting from the year ended December 31, 2021.

On April 25, 2022, the transaction was completed and the Company recorded a net income from discontinued operations of US$2,060 for the six-month period ended June 30, 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of US$3,072, from the stockholders’ equity to the income statement, as required by IAS 21 - The Effects of Changes in Foreign Exchange Rates, partially offset by the derecognition of noncontrolling interest of US$585 due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of US$589 due to the impairment of assets acquired in the period and working capital adjustments. These effects are presented below:

(a.i) Net income and cash flows from discontinued operations

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net income from discontinued operations
Net operating revenue	-	161	448	253
Cost of goods sold and services rendered	-	(340)	(264)	(669)
Operating expenses	-	(2)	(13)	(2)
Impairment and disposals of non-current assets, net	(429)	(815)	(589)	(859)
Operating loss	(429)	(996)	(418)	(1,277)
Cumulative translation adjustments (i)	3,072	424	3,072	424
Other financial results, net	-	(39)	(7)	(38)
Derecognition of noncontrolling interest	(585)	-	(585)	-
Equity results in associates and joint ventures	-	(11)	-	(26)
Net income (loss) before income taxes	2,058	(622)	2,062	(917)
Income taxes	-	-	(2)	-
Net income (loss) from discontinued operations	2,058	(622)	2,060	(917)
Loss attributable to noncontrolling interests	-	(61)	-	(142)
Net income (loss) attributable to Vale's stockholders	2,058	(561)	2,060	(775)

(i) In 2021, the Company assessed that its Australian subsidiaries (part of the coal business), which were no longer operational, were considered "abandoned" under IAS 21 and, therefore, the Company recognized a gain related to the cumulative translation adjustments in the amount of US$424, which was reclassified to the net income for the period ended June 30, 2021.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Cash flow from discontinued operations
Operating activities
Net income (loss) before income taxes	2,058	(622)	2,062	(917)
Adjustments:
Equity results in associates and joint ventures	-	11	-	26
Impairment and disposals of non-current assets, net	429	815	589	859
Derecognition of noncontrolling interest	585	-	585	-
Financial Results, net	(3,072)	(385)	(3,065)	(386)
Decrease in assets and liabilities	-	(30)	(130)	(42)
Net cash provided (used) by operating activities	-	(211)	41	(460)

Investing activities
Additions to property, plant, and equipment	-	(36)	(38)	(65)
Acquisition of NLC, net of cash	-	(2,345)	-	(2,345)
Disposal of coal, net of cash	(65)	-	(65)	-
Other	-	1	-	70
Net cash used in investing activities	(65)	(2,380)	(103)	(2,340)

Financing activities
Payments	-	(3)	(11)	(7)
Net cash used in financing activities	-	(3)	(11)	(7)
Net cash used by discontinued operations	(65)	(2,594)	(73)	(2,807)

b) Manganese ferroalloys operations in Minas Gerais

In January 2022, the Company completed the sale of its ferroalloys operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the State of Minas Gerais, to VDL Group (“VDL”) for a total consideration of US$40. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for the six-month period ended June 30, 2022. As a result, the Company no longer has manganese ferroalloys operations.

c) Midwestern System assets

During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System, through its equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of these assets, which was signed on April 6, 2022.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts in the amount of US$932 that were deemed onerous contracts under the Company’s business model for the Midwestern System, which had negative reserves of US$892 before reclassification to “Non-current assets and liabilities held for sale”.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of US$1,104 recorded as “Impairment reversal (impairment and disposals) of non-current assets, net”, of which US$214 relates to the impairment reversal on the Property, plant and equipment and US$890 is due to the remeasurement of the onerous contract liability.

On July 15, 2022 (subsequent event), the transaction was completed and the Company received US$150. As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing should not result in any additional impact to the income statement for the next quarter.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.       Intangible

	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2021	3,208	5,223	86	494	9,011
Additions	-	132	17	-	149
Disposals	-	(9)	-	-	(9)
Amortization	-	(120)	(22)	-	(142)
Translation adjustment	63	341	2	33	439
Balance at June 30, 2022	3,271	5,567	83	527	9,448
Cost	3,271	6,846	550	527	11,194
Accumulated amortization	-	(1,279)	(467)	-	(1,746)
Balance at June 30, 2022	3,271	5,567	83	527	9,448

	Goodwill	Concessions	Software	Research and development project and patents	Total
Balance at December 31, 2020	3,298	5,391	76	531	9,296
Additions	-	57	21	-	78
Disposals	-	(5)	-	-	(5)
Amortization	-	(115)	(16)	-	(131)
Acquisition of NLC (note 14a)	-	1,428	-	-	1,428
Translation adjustment	104	204	3	20	331
Balance at June 30, 2021	3,402	6,960	84	551	10,997
Cost	3,402	8,097	789	551	12,839
Accumulated amortization	-	(1,137)	(705)	-	(1,842)
Balance at June 30, 2021	3,402	6,960	84	551	10,997

16.       Property, plant, and equipment

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2021	8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Additions (i)	-	-	-	-	-	29	-	2,343	2,372
Disposals	(14)	(8)	(4)	-	(5)	-	(1)	(45)	(77)
Asset retirement obligation (note 23b)	-	-	-	(1,077)	-	-	-	-	(1,077)
Depreciation, depletion and amortization	(205)	(245)	(351)	(236)	(82)	(94)	(147)	-	(1,360)
Impairment reversal, net	56	34	64	39	-	-	21	-	214
Transfer to asset held for sale - Midwestern System (note 14c)	(56)	(34)	(64)	(39)	-	-	(21)	-	(214)
Translation adjustment	348	370	128	75	151	26	78	201	1,377
Transfers	240	297	303	347	73	-	207	(1,467)	-
Balance at June 30, 2022	8,506	7,646	4,819	6,851	2,471	1,498	2,621	8,754	43,166
Cost	15,612	12,369	11,291	16,317	4,021	2,062	5,802	8,754	76,228
Accumulated depreciation	(7,106)	(4,723)	(6,472)	(9,466)	(1,550)	(564)	(3,181)	-	(33,062)
Balance at June 30, 2022	8,506	7,646	4,819	6,851	2,471	1,498	2,621	8,754	43,166

	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	8,591	7,591	4,933	8,054	2,523	1,563	2,495	5,398	41,148
Additions (i)	-	-	-	-	-	45	-	2,151	2,196
Disposals	(2)	(3)	(12)	-	(1)	-	-	(26)	(44)
Asset retirement obligation	-	-	-	(237)	-	-	-	-	(237)
Depreciation, depletion and amortization	(227)	(234)	(334)	(254)	(79)	(81)	(127)	-	(1,336)
Acquisition of NLC (note 14a)	235	456	102	-	2	33	2	92	922
Impairment, net	-	-	-	-	-	-	-	(88)	(88)
Translation adjustment	264	271	138	237	93	11	80	229	1,323
Transfers	78	201	301	164	53	-	113	(910)	-
Balance at June 30, 2021	8,939	8,282	5,128	7,964	2,591	1,571	2,563	6,846	43,884
Cost	15,905	12,739	11,251	17,406	4,047	2,011	5,712	6,846	75,917
Accumulated depreciation	(6,966)	(4,457)	(6,123)	(9,442)	(1,456)	(440)	(3,149)	-	(32,033)
Balance at June 30, 2021	8,939	8,282	5,128	7,964	2,591	1,571	2,563	6,846	43,884

(i) Includes capitalized interest.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Right-of-use assets (leases)

	December 31, 2021	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2022
Ports	680	1	(26)	7	662
Vessels	492	-	(22)	-	470
Pelletizing plants	215	15	(23)	14	221
Properties	84	13	(15)	6	88
Energy plants	49	-	(4)	-	45
Mining equipment	17	-	(4)	(1)	12
Total	1,537	29	(94)	26	1,498

Lease liabilities are presented in note 20.

17.       Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Assets
	June 30, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	2	3	-	-
IPCA swap	50	-	41	-
Pre-dollar swap and forward transactions	66	55	20	9
Libor swap	23	30	1	11
	141	88	62	20
Commodities price risk
Base metals products	54	35	28	-
Gasoil, Brent and freight	27	-	8	-
	81	35	36	-
Other	7	-	13	-
	7	-	13	-
Total	229	123	111	20

	Liabilities
	June 30, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	90	226	151	440
IPCA swap	1	77	6	113
Pre-dollar swap and forward transactions	10	65	57	38
Libor swap	-	-	-	1
	101	368	214	592
Commodities price risk
Base metals products	64	-	27	-
Gasoil, Brent and freight	5	-	2	-
	69	-	29	-
Other	2	10	-	-
	2	10	-	-
Total	172	378	243	592

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Net exposure

	June 30, 2022	December 31, 2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(311)	(591)
IPCA swap	(28)	(78)
Pre-dollar swap and forward transactions	46	(66)
Libor swap (i)	53	11
	(240)	(724)
Commodities price risk
Base metals products	25	1
Gasoil, Brent and freight	22	6
	47	7
Other	(5)	13
	(5)	13
Total	(198)	(704)

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts and is monitoring and advising various areas of Vale on the necessary initiatives.

c)       Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(121)	308	269	84
IPCA swap	(11)	57	66	22
Eurobonds swap	-	-	-	(28)
Pre-dollar swap and forward operations	(163)	426	198	221
Libor swap	7	(3)	42	7
	(288)	788	575	306
Commodities price risk
Base metals products	16	-	9	(2)
Gasoil, Brent and freight	10	64	25	108
	26	64	34	106
Other	(8)	4	(18)	5
	(8)	4	(18)	5
Total	(270)	856	591	417

d)       Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(17)	(27)	(43)	(67)
IPCA swap	8	3	11	(65)
Eurobonds swap	-	-	-	(29)
Pre-dollar swap and forward operations	54	13	84	(62)
Libor swap	-	-	(1)	(1)
	45	(11)	51	(224)
Commodities price risk
Base metals products	(93)	(1)	(178)	(8)
Gasoil, Brent and freight	6	72	9	92
	(87)	71	(169)	84
Other	-	-	-	1
Total	(42)	60	(118)	(139)

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Net investment hedge	(145)	202	74	42
Cash flow hedge (Thermal coal)	-	(7)	-	(7)
Cash flow hedge (Nickel and Palladium)	312	(28)	8	(19)

Cash flow hedge (Nickel)

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/ton)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022	2023
Nickel Revenue Hedge Program
Forward	31,875	39,575	S	23,117	9	(26)	(188)	39	(63)	72
Total					9	(26)	(188)	39	(63)	72

In 2022, the Company renewed its hedge nickel program due to the high volatility of nickel prices linked to future cash flows forecast for the period. In this program, hedging operations were executed, through forward contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. The contracts are traded on the London Metal Exchange or over-the-counter market and the hedged item's P&L is offset by the hedged item’s P&L due to Nickel price variation.

Cash flow hedge (Palladium)

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/t oz)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022
Palladium Revenue Hedge Program
Call Options	22,114	44,228	S	3,368	-	(1)	-	-	-
Put Options	22,114	44,228	B	2,436	13	26	6	5	13
Total					13	25	6	5	13

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Index	Average rate	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022	2023	2024+
CDI vs. US$ fixed rate swap					(236)	(461)	(19)	32	(49)	(36)	(151)
Receivable	R$ 7,476	R$ 8,142	CDI	100.20%
Payable	US$ 1,750	US$ 1,906	Fix	2.50%

TJLP vs. US$ fixed rate swap					(76)	(130)	(22)	5	(15)	(8)	(53)
Receivable	R$ 966	R$ 1,192	TJLP +	1.07%
Payable	US$ 250	US$ 320	Fix	3.32%

R$ fixed rate vs. US$ fixed rate swap					2	62	4	55	-	16	(14)
Receivable	R$ 15,912	R$ 5,730	Fix	4.96%
Payable	US$ 3,043	US$ 1,084	Fix	-1.50%

IPCA vs. US$ fixed rate swap					(78)	(118)	11	7	-	(4)	(74)
Receivable	R$ 1,402	R$ 1,508	IPCA +	4.54%
Payable	US$ 347	US$ 373	Fix	3.88%

IPCA vs. CDI swap					50	40	-	-	50	-	-
Receivable	R$ 811	R$ 769	IPCA +	6.63%
Payable	R$ 1,350	R$ 1,350	CDI	98.76%

Forward	R$ 4,755	R$ 6,013	B	5.46	44	(4)	88	14	15	29	-

g) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Index	Average rate	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022	2023	2024+
Libor vs. US$ fixed rate swap					53	11	(1)	3	8	30	15
Receivable	US$ 950	US$ 950	Libor	0.13%
Payable	US$ 950	US$ 950	Fix	0.48%

h) Protection for treasury volatility related to tender offer transaction

To reduce the volatility of the premium to be paid to investors for the tender offer transaction issued on June 9, 2022, treasury lock transactions were implemented and already settled.

	Notional			Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Average rate	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022
Forwards	-	-	-	-	-	(8)	-	-

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022
Brent crude oil (bbl)
Call options	8,493,000	762,000	B	118	26	7	9	9	26
Put options	8,493,000	762,000	S	82	(5)	(2)	-	2	(5)

Forward Freight Agreement (days)
Freight forwards (days)	690	330	B	24,764	1	1	-	1	1

j) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
	June 30, 2022	December 31, 2021	Bought / Sold	Average strike (US$/bbl)	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2022	2022+
Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.21	7	15	-	3	7

Embedded derivative in natural gas purchase agreement (volume/month)
Call options	746,667	729,571	S	233	(12)	(1)	-	8	(12)

Fixed price sales protection (ton)
Nickel forwards	216	342	B	16,283	1	1	1	1	1

Hedge program for products acquisition for resale (tons)
Nickel forwards	986	1,206	S	26,192	3	(1)	3	1	3

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

k) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as of June 30, 2022.

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables.

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables.

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(236)	(662)	(1,089)
	US$ interest rate inside Brazil decrease	(236)	(280)	(329)
	Brazilian interest rate increase	(236)	(279)	(322)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(76)	(138)	(200)
	US$ interest rate inside Brazil decrease	(76)	(81)	(86)
	Brazilian interest rate increase	(76)	(87)	(96)
	TJLP interest rate decrease	(76)	(83)	(90)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	2	(691)	(1,383)
	US$ interest rate inside Brazil decrease	2	(62)	(128)
	Brazilian interest rate increase	2	(171)	(327)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(78)	(165)	(252)
	US$ interest rate inside Brazil decrease	(78)	(88)	(98)
	Brazilian interest rate increase	(78)	(97)	(115)
	IPCA index decrease	(78)	(89)	(99)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. CDI swap	Brazilian interest rate increase	50	50	49
	IPCA index decrease	50	50	50
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(50)	(50)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	53	34	15
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	(34)	(15)

NDF BRL/USD	R$ depreciation	44	(142)	(328)
	US$ interest rate inside Brazil decrease	44	35	26
	Brazilian interest rate increase	44	18	(5)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	21	(53)	(244)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	53	244

Forward Freight Agreement
Forwards	Freight price decrease	1	(4)	(8)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	4	8

Nickel sales fixed price protection
Forwards	Nickel price decrease	1	-	(1)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	-	1

Hedge program for products acquisition for resale (tons)
Forwards	Nickel price increase	3	(4)	(10)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	4	10

Nickel Revenue Hedging Program
Options	Nickel price increase	9	(170)	(349)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	170	349

Palladium Revenue Hedging Program
Options	Palladium price increase	13	5	-
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	(5)	-

Option - SPCs	SPCs stock value decrease	7	-	-

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Gas purchase	Pellet price increase	(12)	(25)	(42)

l) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	June 30, 2022		December 31, 2021
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	48	-	128	-
Aa2	385	7	285	15
Aa3	305	41	495	34
A1	847	46	1,145	3
A2	2,214	166	3,478	39
A3	1,720	46	1,518	20
Baa1	101	-	90	-
Baa2	15	-	10	-
Ba2 (i)	457	36	2,763	5
Ba3 (i)	1,115	3	1,988	-
Other	26	7	5	15
	7,233	352	11,905	131

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.       Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	June 30, 2022				December 31, 2021
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (note 20)	7,185	-	-	7,185	11,721	-	-	11,721
Short-term investments (note 20)	-	-	48	48	-	-	184	184
Derivative financial instruments (note 17a)	-	-	229	229	-	-	111	111
Accounts receivable (note 9)	391	-	1,757	2,148	703	-	3,211	3,914
	7,576	-	2,034	9,610	12,424	-	3,506	15,930
Non-current
Judicial deposits (note 25c)	1,328	-	-	1,328	1,220	-	-	1,220
Restricted cash (note 12)	81	-	-	81	117	-	-	117
Derivative financial instruments (note 17a)	-	-	123	123	-	-	20	20
Investments in equity securities (note 12)	-	6	-	6	-	6	-	6
	1,409	6	123	1,538	1,337	6	20	1,363
Total of financial assets	8,985	6	2,157	11,148	13,761	6	3,526	17,293

Financial liabilities
Current
Suppliers and contractors (note 11)	3,664	-	-	3,664	3,475	-	-	3,475
Derivative financial instruments (note 17a)	-	-	172	172	-	-	243	243
Loans, borrowings and leases (note 20)	935	-	-	935	1,204	-	-	1,204
Liabilities related to the concession grant (note 12a)	754	-	-	754	760	-	-	760
Other financial liabilities - Related parties (note 28)	171	-	-	171	393	-	-	393
Contract liability	487	-	-	487	566	-	-	566
	6,011	-	172	6,183	6,398	-	243	6,641
Non-current
Derivative financial instruments (note 17a)	-	-	378	378	-	-	592	592
Loans, borrowings and leases (note 20)	11,673	-	-	11,673	12,578	-	-	12,578
Participative stockholders' debentures (note 19)	-	-	3,219	3,219	-	-	3,419	3,419
Liabilities related to the concession grant (note 12a)	1,337	-	-	1,337	1,437	-	-	1,437
Financial guarantees (note 6a)	-	-	105	105	-	-	542	542
	13,010	-	3,702	16,712	14,015	-	4,553	18,568
Total of financial liabilities	19,021	-	3,874	22,895	20,413	-	4,796	25,209

a) Hierarchy of fair value

	June 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments (note 20)	48	-	-	48	184	-	-	184
Derivative financial instruments (note 17a)	-	345	7	352	-	118	13	131
Accounts receivable (note 9)	-	1,757	-	1,757	-	3,211	-	3,211
Investments in equity securities (note 12)	6	-	-	6	6	-	-	6
	54	2,102	7	2,163	190	3,329	13	3,532

Financial liabilities
Derivative financial instruments (note 17a)	-	550	-	550	-	835	-	835
Participative stockholders' debentures (note 19)	-	3,219	-	3,219	-	3,419	-	3,419
Financial guarantees (note 6)	-	105	-	105	-	542	-	542
	-	3,874	-	3,874	-	4,796	-	4,796

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the periods presented.

a.i) Changes in Level 3 assets and liabilities during the period

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2021	13	-
Losses recognized in the income statement	(6)	-
Balance at June 30, 2022	7	-

b) Fair value of loans and borrowings

	June 30, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	6,158	6,241	7,448	9,151
Debentures	399	411	387	387
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	317	318	354	449
R$, with fixed interest	6	6	13	-
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	11	11
Debt contracts in the international market in:
US$, with variable and fixed interest	3,912	3,629	3,615	3,231
Other currencies, with variable interest	10	10	87	54
Other currencies, with fixed interest	94	95	107	117
Total	10,896	10,710	12,022	13,400

19. Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2022, the Company made available for withdrawal as remuneration the amount of US$235 for the second semester of 2021, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price decreased from R$49.10 per debenture for the year ended December 31, 2021, to R$43.39 per debenture for the period ended June 30, 2022, resulting in a gain of US$288 recorded in the income statement for the six-month period ended June 30, 2022. As of June 30, 2022, the liability was US$3,219 (US$3,419 as of December 31, 2021).

20.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)      Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	June 30, 2022	December 31, 2021
Debt contracts	11,031	12,180
Leases	1,577	1,602
Total of loans, borrowings and leases	12,608	13,782

(-) Cash and cash equivalents	7,185	11,721
(-) Short-term investments	48	184
Net debt	5,375	1,877

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits, and short-term investments with an insignificant risk of change in value and readily convertible to cash, being US$3,389 (US$6,714 in 2021) denominated in R$, indexed to the CDI, US$2,993(US$4,769 in 2021) denominated in US$ and US$803 (US$238 in 2021) denominated in other currencies as of June 30, 2022.

c) Short-term investments

As of June 30, 2022, the balance of US$48 (US$184 as of December 31, 2021) substantially comprises investments in exclusive investment fund immediately liquidity, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d) Loans, borrowings, and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Quoted in the secondary market:
US$ Bonds	6.00%	-	-	6,158	7,448
R$ Debentures (ii)	11.41%	202	186	197	201
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.93%	64	95	253	259
R$, with fixed interest	2.78%	6	12	-	1
Basket of currencies and bonds in US$ indexed to LIBOR	-	-	11	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	3.12%	354	479	3,558	3,136
Other currencies, with variable interest	4.10%	-	77	10	10
Other currencies, with fixed interest	3.58%	12	12	82	95
Accrued charges		135	158	-	-
Total		773	1,030	10,258	11,150

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2022.

(ii) The Company has debentures in Brazil that were raised with BNDES for infrastructure investment projects.

(iii) The Company contracted derivatives to mitigate the exposure to changes in cash flows of debt contracted in Brazil, resulting in an average cost of 3.46% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2022	568	276
2023	105	563
2024	611	531
2025	152	484
Between 2026 and 2030	3,536	1,610
2031 onwards	5,924	2,376
Total	10,896	5,840

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2022 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA, which is defined in note 4, and interest coverage. The Company did not identify any instances of noncompliance as of June 30, 2022.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	7,974	380	3,826	12,180
Additions	-	-	625	625
Repayments	(1,317)	(174)	(337)	(1,828)
Interest paid (i)	(388)	(37)	(31)	(456)
Cash flow from financing activities	(1,705)	(211)	257	(1,659)

Effect of exchange rate	71	77	(76)	72
Interest accretion	318	89	31	438
Non-cash changes	389	166	(45)	510

June 30, 2022	6,658	335	4,038	11,031

(i) Classified as cash flow due to operational activities.

Funding and repayments

In January 2022, the Company contracted two credit lines of US$425 with The Bank of Nova Scotia, indexed to Libor and maturing in 2027. The Company prepaid US$200 of a line of credit maturing in 2023 with the same bank.

In May 2022, the Company contracted the credit line of US$200 with MUFG Bank indexed to Secured Overnight Financing Rate (“SOFR”) and maturing in 2027.

In January 2021, the Company contracted the credit line of US$300 with The New Development Bank maturing in 2035 and indexed to Libor + 2.49% per year.

Bond tender offers

In June 2022, the Company repurchased US$1,291 of its Bonds and paid a premium of US$113, which has been recorded and is presented as “Bond premium repurchase” under the financial results for the six-month period ended June 30, 2022.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of US$884 (EUR750 million) and paid a premium of US$63, which was recorded and is presented as “Bond premium repurchase” under the financial results for the six-month period ended June 30, 2021.

Lease liabilities

	December 31, 2021	Additions and contract modifications	Payments (i)	Interest	Transfer to liabilities held for sale	Translation adjustment	June 30, 2022
Ports	713	1	(36)	14	(17)	10	685
Vessels	489	-	(31)	9	-	(1)	466
Pelletizing plants	225	15	(2)	6	-	13	257
Properties	103	13	(22)	1	-	7	102
Energy plants	59	-	(3)	1	-	-	57
Mining equipment	13	-	(4)	1	-	-	10
Total	1,602	29	(98)	32	(17)	29	1,577
Current liabilities	174	-	-	-	-	-	162
Non-current liabilities	1,428	-	-	-	-	-	1,415
Total	1,602	-	-	-	-	-	1,577

(i) The total amount of the variable lease payments not included in the measurement of the lease liabilities for the six-month period ended June 30, 2022 was US$143 (2021: US$111).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2022	2023	2024	2025	2026 onwards	Total	Remaining contractual term (years)	Discount rate
Ports	34	65	64	63	743	969	2 to 21	3% to 6%
Vessels	32	62	60	59	345	558	3 to 11	3% to 4%
Pelletizing plants	50	50	41	41	117	299	2 to 11	2% to 5%
Properties	16	24	21	13	42	116	2 to 8	2% to 6%
Energy plants	3	6	6	6	55	76	8	4% to 6%
Mining equipment	1	4	3	3	1	12	2 to 6	2% to 6%
Total	136	211	195	185	1,303	2,030

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Guarantees

As of December 31, 2021, loans and borrowings were secured by property, plant and equipment in the amount of US$82, which ended as of June 30, 2022.

21.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, State of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 4 victims still missing, and caused extensive property and environmental damage in the region.

As a result, on February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture.

Changes on the provisions in the period

	Consolidated
	December 31, 2021	Operating expense	Present value adjustment	Disbursements	Translation adjustment	June 30, 2022
Global Settlement for Brumadinho
Payment obligations	1,427	-	76	(239)	107	1,371
Provision for socio-economic reparation and others	852	-	19	(30)	60	901
Provision for social and environmental reparation	705	-	68	(12)	37	798
	2,984	-	163	(281)	204	3,070
Commitments
Tailings containment and geotechnical safety	318	126	(1)	(44)	19	418
Individual indemnification	115	-	-	(46)	8	77
Other commitments	120	-	(1)	(12)	8	115
	553	126	(2)	(102)	35	610

	3,537	126	161	(383)	239	3,680

Current liabilities	1,156	-	-	-	-	1,060
Non-current liabilities	2,381	-	-	-	-	2,620
Liabilities	3,537	-	-	-	-	3,680

Discount rate	8.08%					8.75%

The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In the three and six-month periods ended June 30, 2022, the Company incurred expenses in the amounts of US$154 and US$277, respectively (2021: US$185 and US$300, respectively).

a) Global Settlement for Brumadinho

The Global Agreement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam rupture.

Measures (i) and (ii) will be carried out directly by the Company for an average period of 5 years. Although the agreement specifies an amount for each project, the project execution is under Vale's responsibility and changes in the original budget and deadlines may have an impact in the provision. In addition, despite the amount set by Global Settlement to carry out the environmental recovery actions, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, despite the fact Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Contingencies and other legal matters

(b.i) Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the rupture of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to take specific remediation and reparation actions. As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam rupture were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the parties ratified the agreement with the Public Defendants of the State of Minas Gerais. Thus, the Company is continuing to enter into individual agreements.

(b.ii) Collective Labor Civil Action

In 2021, public civil actions were filed in the Betim Labor Court in the State of Minas Gerais, by a workers' union claiming the payment of compensation for death damages to own and outsourced employees, who died as a result of the rupture of Dam I. An initial sentence was published condemning Vale to pay US$191 thousand (R$1 million) per fatal victim. Vale is defending itself on the lawsuits and understands that the likelihood of loss is possible.

(b.iii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that Vale made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2022.

On November 24, 2021, a new Complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the putative class action already pending in the Eastern District of New York court, asserting virtually the same claims against the same defendants as those in the putative class case.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these processes is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss. The Plaintiff did not specify the amounts alleged in this demand.

(b.iv) Arbitration proceedings in Brazil filed by minority stockholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 385 minority stockholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s minority stockholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the Claimants argue Vale was aware of the risks associated with the dam, and failed to disclose it to the stockholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission in Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the assessment of the Company's legal advisors, the expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$344 (R$1,800 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$745 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.v) Investigations conducted by CVM and the Securities and Exchange Commission (“SEC”)

On April 28, 2022, SEC filed a suit against Vale alleging violations of U.S. securities laws arising from Vale’s disclosures about its dam safety management, including the dam at Brumadinho. The SEC could seek the imposition of civil monetary penalties, disgorgement and other relief within the SEC’s authority in a lawsuit filed in a federal court. Vale believes that its disclosures did not violate U.S. law and will contest such allegations. Considering that the lawsuit is in its initial phase, it is not yet possible to reliably estimate the amount of a possible loss to the Company.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. Currently, it is not possible to reliably estimate the amount of a possible loss to the Company.

(b.vi) Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. In November 2021, the Brazilian Federal Police concluded an investigation on potential criminal liability for the Brumadinho dam rupture. The investigation has been sent to the Federal Public Prosecutors (“MPF”), which has not brought criminal charges against Vale. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam rupture in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is no possible to estimate when a decision will be issued.

c) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

22.       Liabilities related to associates and joint ventures

a) Rupture of Samarco dam

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Renova Foundation, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Renova Foundation was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“Tac Gov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement.

Judicial recovery of Samarco

Under the Framework Agreement, the Tac Gov Agreement and Renova’s bylaws, Renova Foundation must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In April 2021, Samarco announced the request for Judicial Reorganization (“RJ”) that was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

The RJ does not affect Samarco’s obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the Framework Agreement. Thus, the liability recorded by Vale as of June 30, 2022 is recognized based on the assumption that Samarco does not have the capacity to generate cash enough to make all cash contributions to the Renova Foundation.

In addition, the ongoing discussions in the context of the RJ may lead to the loss of deductibility of part of the expenses incurred with the Renova Foundation and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. As of June 30, 2022, the exposure is US$1,565 (R$8,198 million), of which US$480 (R$2,516 million) are expenses already incurred and considered as part of the Company’s uncertain tax positions.

The Company is working in the perspective that the mechanisms resulting from the RJ will continue allowing the deductibility of these expenses. However, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the deferred tax recognized by the Company.

b) Changes on the provisions in the period

	2022	2021
Balance at January 1,	3,112	2,074
Additional provision	89	560
Disbursements	-	(137)
Present value adjustment	(17)	(71)
Translation adjustment	202	65
Balance at June 30,	3,386	2,491

	June 30, 2022	December 31, 2021
Current liabilities	1,783	1,785
Non-current liabilities	1,603	1,327
Liabilities	3,386	3,112

c) Renova

During the second quarter of 2022, Renova Foundation reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs mainly due recent judicial decisions increasing the scope of some TTAC programs. The periodic review, resulted in an additional provision of US$89 (2021: US$560), which corresponds to its portion of the responsibility to support Renova Foundation.

d) Germano Dam

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture. Due to the safety requirements set by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”), Samarco prepared a project for the de-characterization of this dam, resulting in a provision for the de-characterization of the Germano tailings dam. As of June 30, 2022, Vale has a provision for de-characterization of Germano tailings dam in the amount of US$195 (2021: US$202).

e) Samarco’s working capital

In addition to the provision, Vale S.A. made available US$21 during the six-month period ended June 30, 2021, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”. In 2022, Vale was not required to fund Samarco’s working capital.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(f.i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Tac Gov Agreement estates a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialists. This issue motivated the request for the resumption of the Public Civil Action, by the MPF.

In October 2020, the MPF requested the resumption of its public civil action of US$30 billion (R$155 billion), due to a difficulty in hiring of technical advisors. Discussion for the renegotiation began in April 2021, and a letter of principles was finalized and signed in June 2021 by the companies Vale, BHPB and Samarco, as well as representatives of the Government and various Justice Institutions.

During the current quarter, the Company has made significant progress in the negotiations with the relevant authorities to sign an agreement which would provide a stable framework for the execution of reparation and compensation programs. Although it is not possible to determine at this time, the Company expects to reach an agreement in the foreseeable future and, based on the current terms under discussion, it would not result in any additional provision.

(f.ii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued.

g) Insurance

Since the Fundão dam rupture, the Company negotiated with insurers the indemnification payments based on its general liability policies. As of June 30, 2021, the Company received US$33, which was recorded as a gain in the income statement as “Equity results and other results in associates and joint ventures”. The Company did not receive any further insurance in 2022 and does not expect to receive any material amounts in the future.

23.       Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to laws and regulations that requires the decommissioning of the assets and mines sites at the end of the operation and, therefore, decommissioning expenditures are incurred predominantly when the Company ceases the operating activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as described below.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam rupture (note 21), the Company has decided to speed up the plan to “de-characterize” all of its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams, however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods, thus, the provision to execute decommissioning of dams in Canada is recognized as “Asset retirement obligations and environmental obligations”, presented in item (b) below.

In September 2020, the federal government enacted Law no. 14,066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The statute also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. A substantial part of the Company's de-characterization projects will be completed in 15 years, which exceeds the date established in the regulation due to the characteristics and safety levels of the Company's geotechnical structures.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of US$37 to make investments in social and environmental projects over a period of 8 years.

Changes on the provisions in the period

	2022	2021
Balance at January 1,	3,523	2,289
Additional provision	37	-
Disbursements	(152)	(163)
Present value adjustment	(104)	(43)
Translation adjustment	240	72
Balance at June 30,	3,544	2,155

	June 30, 2022	December 31, 2021
Current liabilities	474	451
Non-current liabilities	3,070	3,072
Liabilities	3,544	3,523

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$161 for the period ended June 30, 2022 (2021: US$193). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Liability		Discount rate
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	Cash Flow duration
Liability by geographical area
Brazil	1,382	1,398	6.01%	5.48%	2119
Canada	1,602	2,727	1.31%	0.00%	2151
Oman	123	123	4.21%	3.03%	2035
Indonesia	70	77	4.48%	4.20%	2061
Other	209	255	0.01 - 2.23%	0.00 - 7.79%	-
	3,386	4,580

Changes on the provisions in the period

	2022			2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance at January 1,	4,283	297	4,580	4,220	302	4,522
Present value adjustment (i)	(1,159)	(4)	(1,163)	(213)	13	(200)
Disbursements	(42)	(28)	(70)	(22)	(17)	(39)
Revisions on projected cash flows	40	(1)	39	-	-	-
Translation adjustment	33	18	51	92	11	103
Transfer to assets held for sale (note 14)	(49)	(2)	(51)	-	-	-
Balance at June 30,	3,106	280	3,386	4,077	309	4,386

	June 30, 2022			December 31, 2021
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	106	112	218	72	98	170
Non-current	3,000	168	3,168	4,211	199	4,410
Liability	3,106	280	3,386	4,283	297	4,580

(i) Mainly refers to the increase in the discount rate of the asset retirement obligation in Canada, which increased from 0.00% to 1.31% in the six-month period ended June 30, 2022. The adjustment in provision was recorded as the property, plant and equipment (note 16).

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Financial guarantees

The Company has issued letters of credit and surety bonds of US$604 as of June 30, 2022 (2021: US$605), in connection with the asset retirement obligations for its Base Metals operations.

24.        Provisions

	Current liabilities		Non-current liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Provisions for litigation (note 25)	109	93	1,124	1,012
Employee post-retirement obligations (note 26)	106	99	1,353	1,533
Payroll, related charges and other remunerations	574	816	-	-
Onerous contracts	46	37	-	874
	835	1,045	2,477	3,419

25.       Litigations

The Company is defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as of June 30, 2022 is US$440 (2021: US$402). This proceeding is guaranteed by a judicial deposit in the amount of US$509 recorded as of June 30, 2022 (2021: US$463).

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2021	456	284	358	7	1,105
Additions and reversals, net	2	24	32	6	64
Payments	(1)	(26)	(25)	-	(52)
Indexation and interest	14	28	14	-	56
Translation adjustment	29	15	25	1	70
Held for sale (note 14)	(1)	(7)	(2)	-	(10)
Balance at June 30, 2022	499	318	402	14	1,233
Current liabilities	15	23	64	6	108
Non-current liabilities	484	295	338	8	1,125
	499	318	402	14	1,233

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	485	260	335	11	1,091
Additions and reversals, net	(2)	(1)	46	1	44
Payments	-	(15)	(29)	(4)	(48)
Indexation and interest	3	10	23	-	36
Acquisition of NLC (note 14a)	-	1	5	-	6
Translation adjustment	19	11	17	-	47
Balance at June 30, 2021	505	266	397	8	1,176
Current liabilities	9	17	76	-	102
Non-current liabilities	496	249	321	8	1,074
	505	266	397	8	1,176

b)       Contingent liabilities

	June 30, 2022	December 31, 2021
Tax litigations	6,180	5,177
Civil litigations	1,392	1,503
Labor litigations	530	516
Environmental litigations	1,052	954
Total	9,154	8,150

In addition, as reported in the annual financial statements for 2021, the Company is a counterparty in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Tax proceedings - PIS/COFINS

The Company is a party to several collections related to the alleged improper use of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. In the current period the Company received new proceedings in the amount of US$395 (R$2,070 million), for which the likelihood of loss is deemed possible.

(b.ii) Tax proceedings - Value added tax on services and circulation of goods (“ICMS”)

Vale is engaged in several administrative and court proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) use of undue tax credit; (ii) failing to comply with certain accessory obligations; (iii) the Company is required to pay the ICMS on acquisition of electricity (iv) operations related to the collection of tax rate differential (“DIFAL”) and (v) incidence of ICMS on its own transportation. During 2022, the Company received new proceedings in the amount of US$86 (R$453 million), for which the likelihood of loss is deemed possible.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Judicial deposits

	June 30, 2022	December 31, 2021
Tax litigations	1,042	957
Civil litigations	118	100
Labor litigations	143	141
Environmental litigations	25	22
Total	1,328	1,220

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.2 billion in guarantees for its lawsuits, as an alternative to judicial deposits.

26.       Employee post-retirement obligations

a) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives to retain and stimulate their performance.

On March 30, 2022, a new Matching program started and the fair value estimate was based on the Company's share price and their respective ADRs at the grant date, which was R$95.87 and US$20.03 per share. The Company will grant 1,437,588 shares for the new cycle (2021: 1,046,255 shares). The fair value of the program will be recognized on a straight-line basis over the required three-month period of service, net of estimated losses.

b) Reconciliation of assets and liabilities recognized in the balance sheet

	June 30, 2022			December 31, 2021
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	919	-	-	864	-	-
Interest income	5	-	-	58	-	-
Changes on asset ceiling	240	-	-	60	-	-
Translation adjustment	59	-	-	(63)	-	-
Balance at end of the period	1,223	-	-	919	-	-

Amount recognized in the balance sheet
Present value of actuarial liabilities	(5,386)	(621)	(1,175)	(2,833)	(3,983)	(1,428)
Fair value of assets	6,609	337	-	3,752	3,779	-
Effect of the asset ceiling	(1,223)	-	-	(919)	-	-
Liabilities	-	(284)	(1,175)	-	(204)	(1,428)

Current liabilities	-	(41)	(65)	-	(47)	(52)
Non-current liabilities	-	(243)	(1,110)	-	(157)	(1,376)
Liabilities	-	(284)	(1,175)	-	(204)	(1,428)

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27. Stockholders’ equity

a)       Share capital

As of June 30, 2022, the share capital was US$61,614 corresponding to 4,999,040,063 shares issued and fully paid without par value.

	June 30, 2022
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,319,727,671	-	1,319,727,671
Previ	411,270,356	-	411,270,356
Capital World Investors	319,508,101	-	319,508,101
Blackrock, Inc	302,602,159	-	302,602,159
Mitsui&co	286,347,055	-	286,347,055
Free floating	3,271,534,308	-	3,271,534,308
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,591,261,979	12	4,591,261,991
Shares in treasury	407,778,072	-	407,778,072
Total capital	4,999,040,051	12	4,999,040,063

b) Cancellation of treasury shares

On February 24, 2022, the Board of Directors approved the cancellation of 133,418,347 common shares issued by the Company and held in treasury, without reducing the value of its share capital. The effect of US$2,830 was recorded in shareholders' equity as “Treasury shares used and cancelled” for the six-month period ended June 30, 2022.

On July 28, 2022 (subsequent event), the Board of Directors approved the cancellation of 220,150,800 common shares issued by the Company and held in treasury, without reducing the value of its share capital.

c) Remuneration approved

On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,500, which was fully paid on March 16, 2022.

On July 28, 2022 (subsequent event), the Board of Directors approved the stockholder’s remuneration in the total amount of US$3,000, which will be paid in September 2022.

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of US$3,972, which was fully paid on March 15, 2021.

On June 17, 2021, the Board of Directors approved an additional stockholder’s remuneration in the total amount of US$2,200, which was fully paid on June 30, 2021.

d) Share buyback

In 2021, the Board of Directors approved a share buyback program to repurchase 470,000,000 common shares up to 18 months. These programs were concluded and the Company repurchased 178,815,500 common shares and their respective ADRs during the six-month period ended June 30, 2022, corresponding to US$3,251, of which US$1,750 were acquired through wholly owned subsidiaries and US$1,501 by the Parent Company (2021: 93,088,200 shares, corresponding to US$2,004). As of June 30, 2022, the subsidiaries hold 189,153,851 shares, corresponding to US$3,290, and the remaining shares were transferred to the Parent Company.

On May 16, 2022, the Company approved a new share buyback program to repurchase 500,000,000 common shares and their respective ADRs over the next 18 months. During the six-month period ended June 30, 2022, the Company repurchased 70,443,798 common shares and their respective ADRs, corresponding to US$1,133, of which US$606 were acquired through wholly owned subsidiaries and US$527 by the Parent Company.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Three-month period ended June 30,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	140	(269)	(8)	180	(203)	(8)
Companhia Siderúrgica do Pecém	126	-	4	180	-	(5)
Aliança Geração de Energia S.A.	-	(28)	-	-	(22)	-
Pelletizing companies (i)	-	(98)	(11)	-	(68)	(3)
MRS Logística S.A.	(5)	(111)	-	-	(81)	-
Norte Energia S.A.	-	(32)	-	-	(30)	-
Other	19	-	(1)	-	(2)	-
Associates	83	(7)	2	67	(4)	-
VLI	83	(7)	-	68	(4)	-
Other	-	-	2	(1)	-	-
Major stockholders	79	-	(103)	61	-	185
Bradesco	-	-	(103)	-	-	184
Mitsui	79	-	-	61	-	-
Banco do Brasil	-	-	-	-	-	1
Total of continuing operations	302	(276)	(109)	308	(207)	177
Discontinued operation - Coal (note 14)	-	-	-	-	(45)	2
Total	302	(276)	(109)	308	(252)	179

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Six-month period ended June 30,
	2022			2021
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures	275	(465)	(23)	341	(329)	(8)
Companhia Siderúrgica do Pecém	255	-	(2)	339	-	(2)
Aliança Geração de Energia S.A.	-	(53)	-	2	(50)	-
Pelletizing companies (i)	-	(168)	(20)	-	(90)	(6)
MRS Logística S.A.	1	(178)	-	-	(130)	-
Norte Energia S.A.	-	(63)	-	-	(54)	-
Other	19	(3)	(1)	-	(5)	-
Associates	146	(12)	(1)	127	(9)	(1)
VLI	146	(12)	(1)	127	(9)	(1)
Other	-	-	-	-	-	-
Major stockholders	157	-	182	114	-	82
Bradesco	-	-	182	-	-	81
Mitsui	157	-	-	114	-	-
Banco do Brasil	-	-	-	-	-	1
Total of continuing operations	578	(477)	158	582	(338)	73
Discontinued operation - Coal (note 14)	-	-	-	-	(95)	15
Total	578	(477)	158	582	(433)	88

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Outstanding balances with related parties

	June 30, 2022			December 31, 2021
	Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable, financial instruments and other assets
Joint Ventures	-	81	61	-	75	96
Companhia Siderúrgica do Pecém	-	77	17	-	74	39
Pelletizing companies (i)	-	-	-	-	-	37
MRS Logística S.A.	-	-	20	-	-	19
Other	-	4	24	-	1	1
Associates	-	35	-	-	18	3
VLI	-	32	-	-	16	-
Other	-	3	-	-	2	3
Major stockholders	296	3	37	1,825	4	5
Bradesco	284	-	37	1,746	-	5
Mitsui	-	3	-	-	4	-
Banco do Brasil	12	-	-	79	-	-
Pension plan	-	14	-	-	12	-
Total	296	133	98	1,825	109	104

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	June 30, 2022		December 31, 2021
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures	205	171	70	393
Pelletizing companies (i)	142	171	13	393
MRS Logística S.A.	35	-	41	-
Other	28	-	16	-
Associates	13	129	9	47
VLI	7	129	6	47
Other	6	-	3	-
Major stockholders	-	163	-	267
Bradesco	-	163	-	265
Mitsui	-	-	-	2
Pension plan	10	-	10	-
Total	228	463	89	707

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: July 28, 2022